SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 November 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

      22 November 2012

LLOYDS BANKING GROUP ANNOUNCES BOARD CHANGE

The Board of Lloyds Banking Group plc ("the Group") announces that Martin Scicluna, a non-Executive Director of the Group and Chairman of its Audit Committee, will step down from the Board and leave the Group in March 2013.  This follows the announcement of his appointment as Chairman of RSA Group on 1 January, 2013.

Sir Winfried Bischoff, Chairman, said: "Martin has made a significant contribution during his time with Lloyds. His wise and constructive counsel as a Director and particularly as Chairman of our Audit Committee will be missed by the management and Board alike. I would like to thank him for his commitment and sound judgement and on behalf of the Board wish him continued success in the future."

Martin Scicluna said: "Lloyds has a robust long-term strategy and a credible and experienced Board and management team able to deliver it. The last four years have been incredibly challenging for Lloyds and the banking industry but I believe the successful transformation of the Group is now well under way."

Ends

Investor Relations
Charles King                                                                       +44 (0)20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matthew Young                                                                   +44 (0)20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 22 November 2012